FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of October, 2002

                      Tele Norte Celular Participacoes S.A.
                      (Tele Norte Cellular Holding Company)
                 (Translation of Registrant's Name Into English)

                        SCN QUADRA 3, Bloco A, Sobreloja
                            70713-000 Brasilia - DF,
                                     Brazil
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F X Form 40-F
                                   ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes    No X
                             ---   ---

                                   SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          Tele Norte Celular Participacoes S.A.



     Date:  October 31, 2002              By:  /s/ Joao Cox Neto
                                               -----------------
                                          Name: Joao Cox Neto
                                          Title:  Chief Financial Officer and
                                                   Market Relations
                                                   Executive Officer

                                  EXHIBIT INDEX
                                  -------------



1.  TELE NORTE CELULAR PARTICIPACOES S.A. REPORTS THIRD QUARTER 2002 RESULTS

          TELE NORTE CELULAR PARTICIPACOES S.A.
[Amazonia Celular Logo]                                   Thomson Financial Logo
          Joao Cox                 Leonardo Dias                   Isabel Vieira
          Chief Financial Officer Investor Relations Manager Vice President Jcox@telepart.com.br Ldias@telepart.coml.br Isabel.vieira@tfn.com
          (55 61) 429-5600         (55 61) 429-5673               (212) 807-5110


[TCN
LISTED
NYSE LOGO]

[LISTED
BOVESPA
COMPANY LOGO]


                  TELE NORTE CELULAR PARTICIPACOES S.A. REPORTS
                           THIRD QUARTER 2002 RESULTS

               o    EBITDA margin of 31.8% of service revenues for the quarter
               o    Blended ARPU increased by 6% quarter-over-quarter to reach
                    R$37
               o Bad debt at the lowest level ever (2.1% of service revenues for the quarter)
               o    YTD positive free cash flow of R$39 million

Brasilia, October 29, 2002 - Tele Norte Celular Participacoes S.A. (BOVESPA:
TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding company of the providers of cellular telecommunications services in the States of Amapa, Amazonas, Maranhao, Para and Roraima in Brazil, today announced its third-quarter 2002 results. The Company`s client base totaled 910,574 for the quarter. EBITDA reached R$33.2 million in 3Q02, representing 31.8% of service revenues.


Operating Highlights:

3.4% year-over-year                The Company's customer base reached 910,574
customer base                      during the third quarter of 2002.
growth                             Year-over-year, this represents a 3.4%
                                   increase in the client base. Net additions amounted to 2,846 for the quarter.

                                   For the third quarter of 2002, prepaid net additions were 15,575, bringing the total prepaid base to 669,493 clients, or 74% of the total customer base. The postpaid base decreased by 12,729 customers, ending the quarter with 241,081 customers or 26% of the total base.


                                            Client Base (in thousands)

                     3rd Q 2001   4th Q 2001  1st Q 2002  2nd Q 2002  3rd Q 2002
Post paid                332         306         276         254         241
Prepaid                  548         603         631         654         669
Total                    881         909         907         908         911



Churn rates                        For the third quarter of 2002, the blended
                                   annualized churn rate was 32.8% compared to the 34.5% reported in the previous quarter.
                                   The postpaid annualized churn rate decreased from 42.1% in the 2Q02 to 34.5% in the 3Q02.
                                   The Company expects the postpaid churn rate to increase slightly during the last quarter of the year.

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[LOGO]                                               Third Quarter 2002 Results

                                   The prepaid annualized churn rate for the quarter was 32.2%, compared to the 31.3% registered in the previous quarter. The Company anticipates a slight decrease in the prepaid churn rate for the fourth quarter of 2002.

Net service revenues               Net service revenues totaled R$104.1 million,
of R$104.1 million for             increasing by R$6.8 million or 7% when
the 3Q02                           compared to the previous quarter. This
                                   increase stemmed from an 11% increase in outgoing traffic and 5% increase in incoming traffic.

                                   Net equipment revenues totaled R$11.7
                                   million, an increase of R$2.3 million or 24% over the previous quarter. Total net revenues for the quarter were R$115.9 million, representing a R$9.1 million or 8% increase when compared to 2Q02.

                                   For the 3Q02, handset subsidies for client acquisitions were R$2.8 million, or R$36 per gross addition.

Cost of services of                Cost of services for the third quarter of the
R$29.5 million for the             year reached R$29.5 million, an increase of
3Q02                               R$2.0 million or 7% compared to the R$27.4
                                   million registered in the previous quarter.
                                   This increase is fully related to
                                   interconnection costs in line with changes in traffic level.

                                   Selling and Marketing expenses for the
                                   quarter totaled R$22.9 million, an increase of R$3.3 million, or 17%, when compared to 2Q02. This significant increase is primarily the result of adjustment on handset inventory to reflect its fair market value (R$1.9 million) and to client retention related expenses.

                                   The customer acquisition cost for the third quarter of 2002 was R$151, representing a steep decrease of 27% compared to the R$207 registered in the previous quarter. This decrease was primarily due to reduced advertising and headcount expenses during the quarter.

                                   On the other hand, retention costs for the 3Q02 represented 9.0% of net service revenues, compared to the 6.3% recorded in the 2Q02. This increase reflects the focus on retention efforts involving handsets subsidies aimed at maintaining the ultra high/high value users within the customer base.

                                   G&A expenses totaled R$13.7 million, a
                                   decrease of R$0.7 million or 5% compared to the R$14.3 million registered in the previous quarter. This decrease was mainly the result of lower headcount and consulting expenses in the quarter.

Lowest bad debt level              Bad debt continued its downward trend,
ever                               representing 2.1% of service revenues in the
                                   third quarter as compared to the 3.3%
                                   reported in the 2Q02. When calculated against
                                   total net revenues, bad debt was 1.8%,
                                   considerably lower than the 3.1% registered
                                   in the previous quarter. This significant
                                   reduction reflects the success of a 2000/2001
                                   receivables recovery campaign (R$0.8 million)
                                   that was implemented in August 2002.
--------------------------------------------------------------------------------
[LOGO]                                               Third Quarter 2002 Results

                     3rd Q 2001   4th Q 2001  1st Q 2002  2nd Q 2002  3rd Q 2002
% of net service
  revenues              15.1%       12.4%        5.9%        3.3%        2.1%

% of total net
  revenues              13.3%       10.9%        5.2%        3.1%        1.8%

Blended ARPU                       Postpaid MOU (minutes of use) for 3Q02
increased to R$37                  totaled 249, representing a 10% increase when
                                   compared to the 225 registered in the
                                   previous quarter. This increase is consistent with our strategy to place clients in the most suitable plan. As a result, postpaid
                                   ARPU increased to R$87 for 3Q02 compared to the R$80 registered in the second quarter of the year.

                                   Prepaid MOU increased to 58 from the 53
                                   registered in the previous quarter. As a result, prepaid ARPU reached R$18, increasing by 13% or R$2 when compared to the 2Q02.

                                    ARPU (R$)

                     3rd Q 2001   4th Q 2001  1st Q 2002  2nd Q 2002  3rd Q 2002
Post paid                70          80           76          80          87
Prepaid                  20          23           16          16          18
Blended                  40          43           35          35          37


                                   Blended ARPU for the third quarter increased by R$2 or 6% when compared to the previous quarter.

Estimated market                   Market share was estimated at 61% compared to
share at 61%                       the 65% registered in the previous quarter as
                                   a result of the entrance of a new competitor.
                                   Gross sales share for 3Q02 was an estimated
                                   43%.

EBITDA margin of                   EBITDA and EBITDA margin (excluding handsets)
31.8% of service                   for the third quarter of 2002 reached R$33.2
revenues for the 3Q02              million and 31.8%, respectively, compared to
                                   the R$29.7 million and 30.5% registered for the previous quarter. Year-over-year this represents an increase of 31%. Year-to-date
                                   EBITDA and EBITDA margin reached R$93.3
                                   million and 31.0%, respectively.

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[LOGO]                                               Third Quarter 2002 Results

                                 EBITDA (R$ mm)

                     3rd Q 2001   4th Q 2001  1st Q 2002  2nd Q 2002  3rd Q 2002
EBITDA                   25          46           30          30          33
EBITDA Margin          23.6%       38.8%        30.7%       30.5%       31.8%


Depreciation and                   For the 3Q02, depreciation and amortization
amortization                       reached R$27.1 million, increasing by R$2.4
                                   million when compared the previous quarter.
                                   The difference is primarily due to the
                                   acceleration of the depreciation of the
                                   billing system that will be replaced by the 1Q03.

Net financial expenses                                        R$ millions
of R$35 million for the                                       3Q02          YTD
quarter
                                   Interest Expenses (a)      14.2         37.5
                                   Interest Income (b)       (87.8)      (134.1)
                                   Foreign Exchange Loss (c) 108.8        168.4
                                                             -----        -----
                                   NET FINANCIAL EXPENSES     35.3         71.9
                                   Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gain on hedging operations (if any); and, c) Foreign exchange loss: exclusively reflects currency devaluation changes on debt principal and interest payable.

                                      Detailed Financial Expenses Information
                                                  (net of taxes*)


                                                                   R$ millions
                                                                     3Q02   YTD
                                   Expenses related to debt
                                   denominated in foreign currency  115.7 186.8
                                   Gain on hedge operations          79.2 112.5
                                     Sub-total                       36.5  74.3
                                   Expenses related to debt
                                   denominated in Reais               3.5  10.8
                                                                      ---  ----
                                   Financial expenses (debt related) 40.0  85.1
                                   Net financial expenses
                                   (not related to debt)**           (0.7) (1.9)
                                                                     ----  ----
                                     Sub-total                       39.3  83.3
                                   Interest income - cash investing
                                   activities                         4.0  11.4
                                                                      ---  ----
                                   NET FINANCIAL EXPENSES            35.3  71.9
                                   * Net of PIS/COFINS on interest income.
                                   ** Net Financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.

Total debt reached                 As of September 30, 2002, total debt was
R$501.0 million                    R$501.0 million, with 80% denominated in
                                   foreign currencies (65% denominated in US
                                   Dollars and 15% denominated in a currency
                                   basket index from the BNDES). From the US
                                   dollar denominated debt, 98% was hedged at
                                   the end of the third quarter. From total debt
                                   denominated in foreign currency, 79% was
                                   hedged. The Company's indebtedness was
                                   partially offset by cash and cash equivalents
                                   (R$86.6 million) and accounts receivable from
                                   hedging operations (R$95.3 million),
                                   resulting in net debt of R$319.1 million.
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[LOGO]                                               Third Quarter 2002 Results
                                                                               4

Net loss of R$12.6                 Net loss for the 3Q02 totaled R$12.6 million,
million for the quarter            or R$1.881 per ADS (R$0.038 per thousand
                                   shares. It is important to note that the acceleration of the depreciation (R$1.9 million - net of taxes) and the net foreign exchange loss (R$17.6 million - net of taxes) have adversely impacted the 3Q02 net results by R$19.5 million.

Investments totaled                During the third quarter of 2002, Amazonia
R$16.6 million in the              Celular's capital expenditures were R$16.6
3Q02                               million. Year-to-date investments totaled
                                   R$32.1 million. It should be noted that
                                   reduced capital expenditures has not impacted the Company ability to support traffic demand. As of September 30, 2002, 99% of the
                                   Company's clients were on the digital
                                   network, representing 90% of total traffic.

CAPEX breakdown                    CAPEX (R$ millions)     1Q02    2Q02     3Q02
                                   Network                  3.6     5.5      5.9
                                   IS/IT                    0.3     5.0     10.0
                                   Others                   0.2     1.0      0.7
                                   T O T A L                4.1    11.5     16.6

Free cash flow                     Free cash flow for the quarter was a negative
                                   R$13.0 million. Year-to-date free cash flow amounted to a positive R$39.2 million.

Debt payment                          Year     R$ millions      % denominated in
schedule                                                        foreign currency
                                      2002            53.1                  86%
                                      2003           216.3                  86%
                                      2004           126.9                  76%
                                      2005           102.6                  70%
                                      2006             2.1                 100%
                                      2007             0.1                 100%

Financial ratios                          Ratios             1Q02   2Q02  3Q02
                                      Net Debt/EBITDA (1) =   2.1    2.2   2.3
                                      Net Debt/Total
                                          Assets =            35%    37%   36%
                                      Interest Coverage
                                          Ratio (1) =         3.3    3.4   3.7
                                      Current Liquidity
                                          Ratio =             1.4    1.3   0.9
                                      (1) Last twelve months

Launch of New Plan                 Last September, Amazonia Celular launched a
                                   new tariff plan commercially branded as
                                   "Plano Controle" (Control Plan). Through this plan, clients pay a fixed amount of R$29.00 per month, of which R$5.40 is the monthly fee and R$23.60 are the airtime credits. For the State of Para the fixed amount is R$31.00 per month, where R$5.80 is the monthly fee and R$25.20 are the airtime credits.

                                   The credits that are not used in one month can be carried over to the next month, then, if not used, will expire. During the month, if the credits expire, the customer can activate prepaid calling cards and continue to place calls. This new plan positions customers between the prepaid and postpaid plans and the Company accounts for them in the postpaid subscribers base.

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[LOGO]                                               Third Quarter 2002 Results
                                                                               5

Entrance of a fourth               Telecom Italia Mobile (TIM) began operations
player                             on October 7 th, in the State of Para. TIM is
                                   a Band E company operating with GSM
                                   technology under a SMP ("Servico Movel
                                   Pessoal") contract.

                                   Telemar's mobile subsidiary, Oi, which
                                   launched its services on June 24th, in the State of Para, expanded its operations to the States of Maranhao and Amazonas in September.

Outlook For the last quarter of the year, Amazonia Celular expects to maintain gross sales share at approximately the same level as the third quarter. Net additions are expected to come primarily from prepaid customers. ARPUs should remain stable for both postpaid and prepaid users. Bad debt level, as a percentage of net service revenues, is expected to represent approximately 3.0% to 4.0% for the last quarter of the year.

                                   Amazonia Celular expects mobile penetration, within the Company's concession area, to increase to 10%-11% by year-end from the current level of 9%.

                                   Management has revised its total capital expenditures forecast for the year to approximately R$60 million (Note: this estimate does not include any capital expenditures associated with network upgrades).



                     Additional information can be found at:

                       http://www.telenorteholding.com.br
                       ----------------------------------





This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.


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[LOGO]                                               Third Quarter 2002 Results
                                                                               6

                                OPERATIONAL DATA


                                                 2001                               2002                         Var. %
---------------------------------------------------------------------------------------------------------------
                                        3rd Quarter  4th Quarter  1st Quarter  2nd Quarter 3rd Quarter   YTD   (3Q02/2Q02)
--------------------------------------------------------------------------------------------------------------------------
 Licensed Pops (in millions)                  15.4        15.4       15.4        15.8       15.8         15.8         0.0%
 --------------------------------------------------------------------------------------------------------------------------
 Clients                                   880,613     908,627    906,982     907,728    910,574      910,574         0.3%
   Postpaid                                332,127     305,738    275,838     253,810    241,081      241,081        -5.0%
   Prepair                                 548,486     602,889    631,144     653,918    669,493      669,493         2.4%
--------------------------------------------------------------------------------------------------------------------------
 MOU Incoming
   Postpaid                                     99         119         99         100        104          101         3.5%
   Prepaid                                      69          69         47          44         48           46         8.7%
 MOU Outgoing
   Postpaid                                    112         119        116         125        145          128        15.8%
   Prepaid                                       9           9          9           9         11            9        22.0%
---------------------------------------------------------------------------------------------------------------------------
 Total Outgoing Traffic (Million of Minutes) 129.7       128.1      116.7       115.9      128.4        361.0        10.8%
 Total Incoming Trafic (Million of Minutes)  208.2       232.1      174.6       163.6      171.8        510.0         5.0%
--------------------------------------------------------------------------------------------------------------------------
 Average Revenue per User - ARPU (R$)           40          43         35          35         37          36          5.7%
   Postpaid                                     70          80         76          80         87          81          8.3%
   Prepaid                                      20          23         16          16         18          17         13.2%
--------------------------------------------------------------------------------------------------------------------------
 Service Revenues (R$ millions)
   Monthly Fee                              21,256      21,363     19,156      17,955     17,395      54,506         -3.1%
   Outgoing Traffic                         31,469      32,992     30,332      31,023     35,604      96,960         14.8%
   Incoming Traffic                         52,534      60,212     47,244      45,969     48,396     141,609          5.3%
   Other                                     2,277       3,670      2,196       2,368      2,737       7,301         15.6%
                                           -------------------------------------------------------------------------------
   TOTAL                                   107,536     118,237     98,928      97,315    104,133     300,376          7.0%
--------------------------------------------------------------------------------------------------------------------------
 Churn- Annualized Rate                      33.9%       36.2%      31.1%       34.5%      32.8%       32.8%         -1.7%
 Cost of Acquisition (R$)                      119         138        174         207        151         177        -26.8%
 Retention Costs (% of serv. net revenues)    3.7%        3.6%       5.4%        6.3%       9.0%        6.9%         41.4%
 CAPEX (R$ millions)                          39.9        38.6        4.1        11.5       16.6        32.1         45.0%
--------------------------------------------------------------------------------------------------------------------------
 Number of locations served                    118         123        127         128        139         139          8.6%
 Number of cell sites                          380         383        387         385        397         397          3.1%
 Number of switches                              8           8          8           9          9           9          0.0%
--------------------------------------------------------------------------------------------------------------------------
 Headcount                                   1,081       1,074      1,041         991        974         974         -1.7%
 Market Share                                  70%         69%        66%         65%        61%         61%         -3.5%
--------------------------------------------------------------------------------------------------------------------------


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

                           INCOME STATEMENT (BR GAAP)

                                                                                                                (RS 000)
--------------------------------------------------------------------------------------------------------------------------
                                                 2001                               2002                         Var. %
---------------------------------------------------------------------------------------------------------------
                                        3rd Quarter  4th Quarter  1st Quarter  2nd Quarter 3rd Quarter   YTD   (3Q02/2Q02)
--------------------------------------------------------------------------------------------------------------------------

 Service Revenues - GROSS              142,356     148,252      130,774     128,334      135,947      395,055        5.9%
 Equipment Revenues - GROSS             17,226      21,073       15,702      12,737       15,139       43,578       18.9%
--------------------------------------------------------------------------------------------------------------------------
 Total Revenues - GROSS                159,582     169,325      146,476     141,071      151,086      438,633        7.1%
 Taxes                                 (37,505)    (35,441)     (35,218)    (34,263)     (35,204)    (104,685)       2.7%
 Service Revenues - NET                107,536     118,237       98,928      97,316      104,133      300,377        7.0%
 Equipment Revenues - NET               14,541      15.647       12,330       9,492       11,749       33,571       23.8%
--------------------------------------------------------------------------------------------------------------------------
 Total Revenues - NET                  122,077     133,884      111,258     106,808      115,882      333,948        8.5%
 Cost of Services                       30,540      34,989       28,518      27,426       29,451       85,395        7.4%
 Cost of Equipment                      14,443      17,646       13,391      12,462       14,536       40,389       16.6%
 Selling & Marketing Expenses           21,991      23,573       20,647      19,653       22,939       63,239       16.7%
 Bad Debt Expense                       16,248      14,613        5,804       3,260        2,143       11,207      -34.3%
 General & Administrative Expenses      13,515      (2,849)      12,481      14,329       13,656       40,466       -4.7%
---------------------------------------------------------------------------------------------------------------------------
 EBITDA                                 25,340      45,912       30,417      29,678       33,157       93,252       11.7%
   %                                     23.6%       38.8%        30.7%       30.5%        31.8%        31.0%        1.3%
 Depreciation & Amortization            21,215      22,136       23,673      24,628       27,060       75,361        9.9%
 Interest Expense (l)(2)                14,828      25,622       15,453       7,798       14,247       37,498       82.7%
 Interest Income                       (11,616)      3,343       (5,435)    (40,858)     (87,760)    (134,053)     114.8%
 Foreign Exchange Loss (2)              38,534     (35,176)         681      58,974      108,783      168,438       84.5%
 Others                                    669       3,344        1,595       2,300         (186)       3,709     -108.1%
 Income Taxes                          (12,211)      7,678       (2,785)     (8,129)     (12,131)     (23,045)      49.2%
 Minority Interests                     (6,613)      4,998         (625)     (3,693)      (4,252)      (8,570)      15.1%
--------------------------------------------------------------------------------------------------------------------------
 Net Income                           (19,466)      13,967       (2,140)    (11,342)     (12,604)     (26,086)      11.1%
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 Earnings per thousand shares (R$)     (0.058)       0.042       (0.006)     (0.034)      (0.038)      (0.078)      11.1%
 Earnings per ADS (R$)                 (2.905)       2.084       (0.319)     (1.692)      (1.881)      (3.892)      11.1%
--------------------------------------------------------------------------------------------------------------------------

(1) Interest paid: 3Q01 - R$8,607 thousand; 4Q01- R$11,413 thousand; 1Q02 - R$8,358 thousand; 2Q02 - R$9,694 thousand; and, 3Q02 - R$7,917 thousand.
(2) 1Q02 and 2Q02 amounts relate to foreign exchange losses on the debt portion denominatedin the currency basket index from the BNDES which were adjusted (debit in the interest expense account/credit in the foreign exchange loss account). The amounts adjusted were R$320 thousand and R$12,630 thousand for 1Q02 and 2Q02, respectively.


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                                                                              8

                            BALANCE SHEET (BR GAAP)

                                                                                              (in R$ 000)
--------------------------------------------------------------------------------------------------------
                               Q3-2002    Q2-2002                                 Q3-2002        Q2-2002
--------------------------------------------------------------------------------------------------------
Current Assets                                        Current Liabilities
Cash & cash equivalents        86,647      100,995    Loans & Financing            219,410       114,406
Accounts Receivable            60,834       60,442    Loan Interest                  5,251         3,234
Taxes Receivable               66,209       52,096    Suppliers                     34,235        33,954
Other Assets                   50,796       20,688    Taxes Payable                 10,601         8,093
                          ------------------------    Dividends                      3,104         4,402
                              264,486      234,221    Other Current Liabilities     14,834        16,551
                                                                                 ------------------------
                                                                                   287,435       180,640

Long-term Assets              129,481       75,313    Loans & Financing            281,614       296,086

Deferred Assets                   -             -     Other Long-term Liabilities   30,926        34,087

Plant & Equipment            488,930       499,745    Minority Interest             56,940        61,158

                                                      Shareholders' Equity         225,982       237,308
----------------------------------------------------------------------------------------------------------
                             882,897       809,279                                 882,897       809,279
----------------------------------------------------------------------------------------------------------

Note: During the 3Q02, the Company and its direct and indirect subsidiaries accounted the reversal of expired dividends and interest on capital in the amount of R$255 thousand (holding) and R$1,289 thousand (consolidated). The reversal was registered under Retained Earnings in the Shareholders' Equity Account.


                             DEBT POSITION (BR GAAP)
                                                                    (in R$ 000)
--------------------------------------------------------------------------------
                                              3Q02
--------------------------------------------------------------------------------

          Debt           R$            US$              Currency          Total
                                                      Basket Index
--------------------------------------------------------------------------------

Short term            30,740        165,696                22,974        219,410

Long Term             69,165        158,843                53,606        281,614

--------------------------------------------------------------------------------
Total                 99,905        324,539                76,579        501,024
--------------------------------------------------------------------------------


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[LOGO]                                               Third Quarter 2002 Results

                               CASH FLOW (BR GAAP)

                                                                        (R$ 000)
--------------------------------------------------------------------------------
                                                         3Q02           YTD
--------------------------------------------------------------------------------
Operating Activities
Net income (loss)                                     (12,604)         (26,086)
Adjustments to reconcile net income (loss)
to net cash provided by operatinq cash activities
  Depreciation and amortization                        27,060           75,361
  Monetary variation and foreign exchange
  loss (principal)                                    108,811          170,043
  Unrealized income on hedging operations             (79,188)        (112,475)
  Deferred income taxes and social charges            (19,054)         (29,694)
  Minority interest                                    (4,252)          (8,570)
  Other                                                (1,414)          (2,552)
Changes in operating assets and liabilities               913           31,108
                                                     ---------       -----------
Net cash provided by operating activities              20,272           97,135
--------------------------------------------------------------------------------
Investing Activities
  Proceeds from sale of property, plant and equipment     276            1,241
  Capital expenditures                                (16,606)         (32,117)
Net cash used in investing activities                 (16,330)         (30,876)
--------------------------------------------------------------------------------
Financing Activities
  Amortization of loans                               (18,279)         (69,290)
  Payment of dividends and interest on capital            (11)            (100)
                                                     ----------      -----------
Net cash provided by financing activities             (18,290)         (69,390)
--------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents  (14,348)          (3,131)
--------------------------------------------------------------------------------

Cash and cash equivalents, beginning of the period    100,995           89,778
--------------------------------------------------------------------------------
Cash and cash equivalents, end of the period           86,647           86,647
--------------------------------------------------------------------------------



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[LOGO]                                               Third Quarter 2002 Results

                           GLOSSARY OF KEY INDICATORS

I)   Average Customers

a)   Average customers - monthly

           Sum of customers at the beginning and the end of the month
           ----------------------------------------------------------
                                                         2

b)   Average customers - quarterly and year to date

           Sum of the average customers for each month of the period
           ---------------------------------------------------------
                         Number of months in the period

II)  Churn Rate (Annualized)

a)   Churn % quarterly

         Sum of deactivations / Sum of average monthly opening customers for the
                                  3 months x 12
         -----------------------------------------------------------------------
                                        3

b)   Churn % - year to date

                     YTD deactivations / Sum of avg monthly
                      opening customers since beginning of
                                  the year x 12
                     ---------------------------------------
                         Number of months in the period

III) MOU - Minutes of Use (Monthly)

         Number of total billable minutes for the period / Average customers for the period
         -----------------------------------------------------------------------
                         Number of months in the periods

IV)  ARPU - Average Revenue per User

       Net service revenues for the period (excluding roaming-in revenues)
       -------------------------------------------------------------------
                        Average customers for the period

V)   Customer Acquisition Cost

 (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
          Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
        ----------------------------------------------------------------
                    Number of gross activations in the period

VI)  Free Cash Flow

       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
               - Minority Interests - Working Capital Variation)
* Considers interest paid.

VII) Working Capital Variation

       Working Capital Variation = ( (DELTA) Current Assets - (DELTA) Cash
 & Cash Equivalents ) - ((DELTA) Current Liabilities - (DELTA) Short Term Loans and Financing - (DELTA) Loan Interest - (DELTA) Dividends)

VIII) Interest Coverage Ratio

                Interest Coverage Ratio = EBITDA / Interest Paid

IX)  Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities


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[LOGO]                                               Third Quarter 2002 Results
                                                                              11